CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                                     October 25, 2006

VIA FACSIMILE
-------------

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                   Re:  Radvision Ltd.
                        Form 20-F for Fiscal Year Ended December 31, 2005
                        Forms 6-K filed on April 27, July 27 and August 7, 2006 File No. 0-29871
                        ----------------

Dear Mr. Krikorian:

         In furtherance of my telephone conversation with Ms. Tamara Tangen of the Staff, I am able to confirm that our client, Radvision Ltd. (the "Company"), will respond to Staff's comments contained in a letter to Mr. Boaz Raviv, Chief Executive Officer of the Company, dated October 3, 2006, on or before November 15, 2006.

         Thank you again for your cooperation.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                               Steven J. Glusband

SJG:tco